Globalink, Ltd.

385 Boundary Road

Vancouver, BC, V5K 4S1, Canada

December 2, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Globalink, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 333-133961

In response to the comment letter dated November 21, 2014, please find the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 26

1.

Please refer to the disclosures under the heading “Management’s Annual Report on Internal Control over Financial Reporting.” In order to comply with the disclosure requirements of Item 308(a)(3) of Regulation S-K, please amend your filing to clearly state management’s conclusion as to whether your internal control over financial reporting was effective or ineffective as of December 31, 2013. In this regard, please note that you may not conclude that internal control over financial reporting was effective if you identified a material weakness in internal control over financial reporting. When you file your amendment, please ensure that you comply with Exchange Act Rule 12b-15.

The company has amended the filing to clearly state that management concluded that their internal control over financial reporting was ineffective as of December 31, 2013.

Signatures, page 35

Exhibits 31.1 and 32.1

2.

In your Form 8-K filed February 11, 2014, you disclosed that Hin Kwok Sheung was appointed as your new CEO effective February 1, 2014. We also note that on page 28 of your Form 10-K for the fiscal year ended December 31, 2013, you list Robin Young as your President/Director, and on the signature page on page 35, which is dated March 31, 2014, Mr. Young is listed as President/CEO and subsequently on the same page as Chief Financial Officer, Controller and Director. Further, within your certifications included as Exhibits 31.1 and 32.1, Mr. Young appears to have signed the certifications in the capacity as your Chief Executive Officer. We also note the same fact pattern presents itself in your Form 10-Q for the quarterly period ended March 31, 2014. As Mr. Sheung was your CEO as of the filing date of your Forms 10-K for the fiscal year ended December 31, 2013 and 10-Q for the quarterly period ended March 31, 2014, please tell us why you believe these filings were validly executed and signed, or amend each of these filings in their entirety to provide appropriate signatures and certifications. When preparing your response, please refer to the guidance in our Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

The company has amended the 10-K for the year ended December 31, 2013 and the 10-Q for the quarterly period ended March 31, 2014 to correctly provide appropriate signatures and certifications.  In addition, the 10-K has been amended to provide the appropriate biographical information for both Hin Kwok Sheung and for Jia Charles Yao.

The company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Hin Kwok Sheung

Hin Kwok Sheung

Chief Executive Officer

Globalink, Ltd.